UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________ to ____________

Commission file number 1-4422

A.Full title of the plan and address of the plan, if different from that of issuer named below:
ROLLINS, INC.

ROLLINS 401(k) SAVINGS PLAN

A.Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

ROLLINS, INC.
2170 PIEDMONT ROAD, N.E.
ATLANTA, GA 30324

Rollins 401(k) Savings Plan

Financial Statements

December 31, 2022 and 2021

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee, the Plan Administrator and Participants of the
Rollins 401(k) Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Rollins 401(k) Savings Plan (the Plan) as of December 31, 2022 and 2021, and the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Windham Brannon, LLC
We have served as the Plan’s auditor since 2007.
Atlanta, Georgia
June 28, 2023

Rollins 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2022 and 2021

	2022	2021
ASSETS
INVESTMENTS:
Investments at fair value (Note 3)	$794,307,131	$898,324,581
Investment at contract value (Note 4)	167,385,675	143,565,518
Total Investments	961,692,806	1,041,890,099
RECEIVABLES:
Employer contributions	1,743,927	6,244,286
Employee contributions	1,544,505	439,964
Notes receivable from participants	17,938,746	17,150,710
Total Receivables	21,227,178	23,834,960

NET ASSETS AVAILABLE FOR BENEFITS	$982,919,984	$1,065,725,059

The accompanying notes are an integral part of these financial statements.

Rollins 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2022

ADDITIONS
Additions to net assets attributed to:
Investment Income (Loss):
Net appreciation (depreciation) in investments	$(96,591,623)
Dividend and interest income	10,317,029
Total investment income (loss)	(86,274,594)

Interest income on notes receivable from participants	919,064
Contributions:
Employer, net of forfeitures	28,215,477
Participants	44,565,084
Rollovers	3,910,857
76,691,418
Total Additions	(8,664,112)

DEDUCTIONS
Deductions from net assets attributed to:
Benefits paid to participants	113,277,136
Administrative expenses	35,828
Total Deductions	113,312,964
Net Increase (Decrease)	(121,977,076)

Transfer of assets into the Plan (Note 1)	39,195,847
Transfer of assets out of the Plan (Note 1)	(23,846)

NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	1,065,725,059
END OF YEAR	$982,919,984

The accompanying notes are an integral part of these financial statements.

Rollins 401(k) Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021
Notes to Financial Statements

1.     DESCRIPTION OF PLAN
The following brief description of the Rollins 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
The Plan, as amended and restated, is a defined contribution plan covering all eligible employees of Rollins, Inc. (the “Company” or “Administrator”), and its subsidiaries that are eligible to participate in the Plan. The exceptions are for those who are members of a collective bargaining unit, who are not eligible to participate in the Plan under the terms of the applicable collective bargaining agreement and employees of PCO Services, Inc. (the Company’s Canadian subsidiary) or employees of PCO Services, Inc. (the Company’s Canadian subsidiary). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Effective November 1, 2022, the Waltham Services, LLC Tax-Deferred Savings Plan and the Western Industries Retirement Savings Plan were merged with and into the Plan. The net assets of these Plans were transferred to the Plan in November 2022. The Plan Merger is reflected in the statement of changes in net assets available for benefits for the year ended December 31, 2022.
The Plan has designated the Plan investment fund invested primarily in Rollins, Inc. common stock as an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Internal Revenue Code (the “Code”). The Administrative Committee may allow participants to elect to receive dividends on Rollins, Inc. common stock in cash as taxable compensation or to have such dividends paid to the Plan and reinvested in Rollins, Inc. common stock with taxes deferred. Participants may exercise voting, tendering and similar rights with respect to shares of Rollins, Inc. common stock held in their accounts under the Plan agreement.
Eligibility
Employees are eligible to make employee contributions to the Plan on the first day of the calendar quarter that coincides with or next follows the date on which they complete three months of service. Employees of Western Industries-North, LLC and its subsidiaries who are employed in positions other than sales, supervisor or manager (“Western Employees”), and employees who are covered by a collective bargaining agreement between Waltham Pest Services, LLC and United Steel Workers Local 366 (Waltham Union Employees”) will become eligible to receive employer matching and profit sharing contributions on the first day of the calendar quarter that coincides with or next follows the date on which they complete one year of service in which they complete 1,000 hours of service. Participants other than Western Employees and Waltham Union Employees are eligible to receive matching contributions at the same time they are eligible to make employee contributions to the Plan.
The Company may establish different eligibility requirements and enrollment procedures with respect to employees who are employed as a result of a corporate transaction.
Contributions
Eligible employees are automatically enrolled in the Plan, and pre-tax contributions are withheld at 3% of eligible compensation unless the employee elects differently. Eligible employees are also given the opportunity to elect Roth contributions. Participants may contribute from 1% to 75% of their compensation to the Plan via payroll deductions, except for highly compensated employees who may contribute from 1% to 8.5% of their compensation. Contributions by participants are not to exceed the annual maximum limitations of the Code, which for 2022 was $20,500. Participants age 50 or older may also make additional “catch-up” contributions limited to $6,500 in 2022. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollovers).

Rollins 401(k) Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021
For participants other than Western Participants and Waltham Union Employees, the Company matches contributions dollar for dollar on the first 3% and 50 cents for every dollar on the next 3% a participant contributes of eligible compensation. The Company matching contribution is made every payroll period, and following each Plan year, the Company will make a “true-up” matching contribution calculated under the same formula as the payroll period match but determined on an annual basis and reduced by the payroll period matching contributions received by the participant during the year. To be eligible for a true-up matching contribution, a participant must be employed on the last day of the year or be receiving severance and not designated on the payroll system as having been terminated as of the last day of the Plan year.
For Western Employees, the Company matches 50 cents for every dollar on the first 3% of a participant’s contributions to the Plan for each payroll period, other than contributions designated as catch-up contributions. The Company may, but is not required to, make a “true-up” matching contribution following each Plan year, calculated under the same formula as the payroll period match but determined on an annual basis and reduced by the payroll period matching contributions received by the participant during the year.
The Company may make discretionary profit sharing contributions to Western Employees at the end of each Plan year. The contributions are allocated to all eligible Western Employees based on the ratio of the participant’s compensation to the total compensation of all eligible participants. To be eligible for a discretionary profit sharing contributions, a Western Employee must have completed 1,000 hours of service during the plan year and be employed on the last day of the Plan year.
For the Waltham Union Employees, the Company makes matching contributions equal to 100% of the first $650 a participant contributes to the Plan, other than contributions designated as catch-up contributions. Following each Plan year, the Company may make a discretionary profit sharing contribution to Waltham Union Participants equal to 1% of the participant’s compensation for the year. To receive a discretionary contribution, a Waltham Union Employee must be employed on the last day of the Plan year.
For the year ended December 31, 2022, the Company contributed approximately $28.2 million in matching and profit sharing contributions, net of forfeitures.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, rollovers, the Company’s contributions and earnings on the investments in their account and is charged with certain administrative expenses, participant withdrawals and losses on the investments in their account. Participants direct the investment of their contributions and the Company’s contribution into various investment options offered by the Plan. The Plan currently offers a synthetic guaranteed investment contract (GIC), fifteen mutual funds, and the Company’s common stock as investment options for participants. Participants may change their investment options on a daily basis. The default investment fund is selected by the Plan administrator. The Plan administrator has elected GoalMaker (an asset allocation model based on the participant’s expected retirement date which includes various fund options offered by the Plan) as the default investment option. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Approximately 27% of participants are no longer employees of the Company.
Notes Receivable from Participants
The Plan provides for loans to participants up to the lesser of 50% of the individual participant’s vested account balance of employee contributions plus actual earnings thereon or $50,000. Principal and interest are paid ratably through payroll deductions. A participant’s loan payments of principal and interest are allocated to their account and invested according to their current investment elections. Loan terms range from 1 to 5 years. Participant loans are secured by the balance in the participant’s account and bear interest at a rate equal to prime plus 2%. Interest rates are updated quarterly. The update takes place on the last business day of the calendar quarter effective for loans made on or after the first business day of the subsequent quarter. Interest rates on outstanding loans as of December 31, 2022 ranged from 3.22% to 10.25%. Participants may only have one loan outstanding at a time, with the exception of participants who had two outstanding loans at the time their 401(k) plan was merged into the Plan.

Rollins 401(k) Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021
Vesting
Participants are vested immediately in their contributions plus actual earnings thereon. Participants who previously participated in predecessor plans may be subject to different vesting schedules. Active participants, other than Waltham Union Employees, currently vest in Company matching contributions plus actual earnings thereon based on the following schedule:

Vested Percentage
Years of service:
Less than one	0%
One, but less than two	20%
Two, but less than three	40%
Three, but less than four	60%
Four, but less than five	80%
Five or more	100%
If a participant terminated employment before January 1, 2016, they vested in Company matching contributions plus actual earnings based on the prior six year graded schedule.
Waltham Union Employees vest in matching contributions plus actual earnings thereon based on the following schedule:

Vested Percentage
Years of service:
Less than two	0%
Two, but less than three	25%
Three, but less than four	50%
Four, but less than five	75%
Five or more	100%
Profit sharing contributions made to Western Employees and actual earnings thereon vest in accordance with the following schedule:

Vested Percentage
Years of service:
Less than two	0%
Two, but less than three	20%
Three, but less than four	40%
Four, but less than five	60%
Five, but less than six	80%
Six or more	100%

Rollins 401(k) Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021
Profit sharing contributions made to Waltham Union Employees and actual earnings thereon vest in accordance with the following schedule:

Vested Percentage
Years of service:
Less than two	0%
Two, but less than three	25%
Three, but less than four	50%
Four, but less than five	75%
Five or more	100%
Forfeitures
Forfeited non-vested accounts are used to reduce employer contributions. Total forfeitures used to reduce employer contributions were $2,454,410 in 2022. Forfeited non-vested accounts were $59,440 and $625,746 at December 31, 2022 and 2021, respectively.
Payment of Benefits
Upon retirement, death, total and permanent disability, or termination for any reason, the participant or their beneficiary may receive the total value of their vested account in either a lump sum distribution, a rollover of assets into another qualified plan, or in systematic distributions.
A participant may also elect to withdraw all or a portion of his or her account at any time through hardship provisions as defined by the Code and subject to approval by the Company.
The Plan provides that if an employee terminates employment and their vested account balance in the Plan is more than $1,000 but not more than $5,000, and they do not elect either to receive or roll over a single lump-sum payment, their account will be rolled over into an Individual Retirement Account (“IRA”).
Participants who are active employees may withdraw all or a part of their accounts, including the Company matching contributions, upon reaching age 59 1/2 or upon becoming disabled.
Administrative Expenses
All loan fees, investment transaction fees, and recordkeeping fees are paid by participants through a per-participant charge. Fees not covered by the per-participant charge are paid with the revenue-sharing amounts, with any excess amounts returned to the Plan allocated to the participant accounts in accordance with ERISA. The Company paid all other administrative expenses of the Plan during 2022. The Company does not expect reimbursement from the Plan.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

Rollins 401(k) Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021
2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.
Investments held by a defined contribution plan are required to be reported at fair value, except for the fully benefit-responsive investment contract. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to the fully benefit-responsive investment contract because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes in those assets and liabilities, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value (except for the fully benefit-responsive investment contract, which is reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers, custodians, and insurance company. See Note 3 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments purchased and sold as well as held during the year.
Notes Receivable from Participants
Notes receivable from participants are carried at their unpaid principal balance. Interest income is recognized when received, primarily per pay period. Participant notes receivable that are 90 days past due are considered delinquent and recorded as distributions based on the terms of the Plan agreement. As such, no allowance for credit losses has been recorded as of December 31, 2022 or 2021.
Payment of Benefits
Benefit payments are recorded when paid.

Rollins 401(k) Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021
3.FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy are described as follows:

Level 1	Quoted prices in active markets that the Plan has ability to access for identical assets or liabilities

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities
The following describes the valuation methodologies used for assets measured at fair value:
Mutual funds and common stock – These investments consist of various publicly-traded mutual funds and the Company’s common stock and are categorized as Level 1. The fair values are based on quoted market prices for the identical securities.
Fair value information for investments that are measured on a recurring basis was as follows at December 31, 2022 and 2021:

	Fair Value Measurements at December 31, 2022
	Level 1	Level 2	Level 3	Total

Mutual Funds	$494,859,478	$—	$—	$494,859,478
Rollins Inc. Common Stock	299,447,653	—	—	299,447,653

Total Investments, at fair value	$794,307,131	$—	$—	$794,307,131

	Fair Value Measurements at December 31, 2021
	Level 1	Level 2	Level 3	Total

Mutual Funds	$585,885,151	$—	$—	$585,885,151
Rollins Inc. Common Stock	312,439,430	—	—	312,439,430

Total Investments, at fair value	$898,324,581	$—	$—	$898,324,581

Rollins 401(k) Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021
4.     FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT

The Plan holds a portfolio of investment contracts that comprises a synthetic guaranteed investment contract. This contract meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan.
Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses.
The synthetic GIC is a wrap contract paired with underlying investments which are owned by the Plan. The underlying investments consist of high-quality, intermediate fixed income securities. The trust’s crediting interest rate on the synthetic GIC is determined using an explicit formula specified in the interest schedule within the synthetic GIC contract. The rate is reset every six months.
There are no reserves against the contract value for credit risk.
The Plan or Custodian may terminate the Contract by providing notice of at least 15 days or 60 days if initiated by the Custodian without cause. All participant-initiated and employer-initiated events that do not exceeding 10% of the beginning of year value (as defined by the contract) will be paid at contract value assuming there has been no termination event as defined below.
1)A Plan representative announces its intention to terminate or cancel the Plan;
2)The Internal Revenue Service determines that the Plan does not meet the requirements of a qualified program under Section 401(a) of the Tax Code;
3)A Plan representative announces its intention to merge or consolidate the Plan with another tax qualified or tax favored plan;
4)Except as otherwise provided in the Contract, Contractholder removes any Assets from the Investment Account or deposits cash or securities into the Investment Account without Prudential’s consent, or the Investment Account is charged with any lien or liability unrelated to the Contract or the Assets other than a lien, claim or encumbrance in favor of a service provider for accrued and unpaid fees for services rendered to the Fund;
5)Contractholder or plan sponsor appoints a new Manager or Trustee, after a Conversion, or a new Manager is appointed to the Collective Trust Fund, in each case without the prior written approval of Prudential;
6)There is a material breach of the Benefit Withdrawal Schedule defined in the Contract;
7)Contractholder or Plan or any of their respective agents specifically advises participants not to contribute to the Fund or to withdraw part or all of their contributions from the Fund;
8)A withdrawal from the Investment Account for which the Equity Wash Procedures are not followed; or
9)Any other provision of the Contract is materially breached.

The termination events limiting the Plan’s ability to transact at contract value are not probable of occurring.
5.     INCOME TAX STATUS

The Plan received a determination letter from the Internal Revenue Service dated February 17, 2016, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended and restated since receiving the determination letter; however, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and has no income subject to unrelated business income tax. Therefore, the Plan Administrator believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt. The Plan’s income tax returns for the past three years are subject to examination by taxing authorities and may change upon examination.

Rollins 401(k) Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021
6. TRANSACTIONS WITH PARTIES-IN-INTEREST

At December 31, 2022 the Plan held approximately 8.2 million shares of Rollins, Inc. common stock; whereas at December 31, 2021 the Plan held approximately 9.1 million shares of Rollins, Inc. common stock. The fair value of the Plan’s investment in Rollins, Inc. common stock at December 31, 2022 and 2021 was approximately $299.4 million and $312.4 million, respectively. During 2022, the Plan received approximately $3.7 million in dividends on Rollins, Inc. common stock, which was used to purchase additional shares of that stock.
At December 31, 2021, the Plan investments include a synthetic GIC that is managed directly by Prudential Retirement Insurance and Annuity Company (Prudential). At December 31, 2022, the Plan investments include a synthetic GIC that is directly managed by Empower Insurance Company of America (EICA). EICA, through its parent company, acquired Prudential Retirement Insurance and Annuity Company during 2022 and renamed the acquired entity. EICA and Prudential Retirement Insurance and Annuity Company is a service provider for the Plan; therefore, transactions in this security qualify as party-in-interest transactions.
The administrative expenses are paid to service providers of the Plan and therefore represent party-in-interest transactions.
7.     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2022 and 2021:

	2022	2021
Total net assets available for benefits per the financial statements	$982,919,984	$1,065,725,059
Less: current year employer and employee receivables	(3,288,432)	(6,684,250)
Total net assets available for benefits per the Form 5500	$979,631,552	$1,059,040,809

The following is a reconciliation of the total decrease in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2022:

2022
Increase (decrease) in net assets available for benefits per the financial statements	$(121,977,076)
Less: current year employer and employee receivables	(3,288,432)
Add: prior year employer and employee receivables	6,684,250
Increase (decrease) in net assets available for benefits per the Form 5500	$(118,581,258)

Supplemental Information

ROLLINS 401(k) SAVINGS PLAN

EIN: 51-0068479 Plan No: 002
FORM 5500, SCHEDULE H, Part IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2022

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Current Value
	Investments at Fair Value:
	Metropolitan West Funds	Metropolitan West Total Return Fund	$58,191,202
	Victory Funds	Victory SYCM Small Co Opp Cl R6	4,798,483
	Victory Funds	Victory SYCA ESTB VAL R6	39,885,320
	Vanguard Funds	Vanguard Windsor II Adm Fund	75,803,821
	Vanguard Funds	Vanguard 500 Index Admiral	21,985,779
	Vanguard Funds	Vanguard Total Bond Index Admiral	3,602,743
	Vanguard Funds	Vanguard Total STK Admiral	2,834,926
	Vanguard Funds	Vanguard Small Cap Index Admiral	3,291,433
	Vanguard Funds	Vanguard Mid Cap Index Fund	4,159,014
	Vanguard Funds	Vanguard Explorer Admiral	6
	T. Rowe Price Funds	T Rowe Price New Horizons Fund Cl I	42,252,522
	American Funds	Capital World G/I R4	9,951,817
	American Funds	American Europacific Growth R6 Fund	86,791,239
	American Funds	American Balanced R6	40,167,395
	Blackrock Funds	BlackRock Mid-Cap Growth Equity Portfolio CL K	5,779,593
	Franklin Funds	Franklin Growth Adv Cl	95,364,185
*	Rollins, Inc.	Common Stock	299,447,653
		Total Investments at Fair Value	794,307,131
*	Investment at Contract Value:
	Prudential	Prudential Stable Value Fund-Rollins, Inc.	167,385,675
*	Participant Loans	Interest rates ranging from 3.22% to 10.25%	17,938,746
		Assets held at end of year	$979,631,552

*	Indicates a party-in-interest to the Plan.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2023	By:	/s/ James C. Benton Jr
	Name:	James C. Benton Jr
	Title:	Vice President Global Total Rewards

INDEX OF EXHIBITS

Exhibit No.	Description
23.1	Consent of Windham Brannon, LLC, Independent Registered Public Accounting Firm